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                                   EXHIBIT 11

                    COMPUTATION OF EARNINGS PER COMMON SHARE


The details of computation of earnings per common share are disclosed in the Consolidated Statements of Income and Note 15 of the Notes to Consolidated Financial Statements for the Periods of Three Months Ended March 31, 2001 and 2000 (unaudited) and the Year Ended December 31, 2000 (audited), contained in the Quarterly Report on Form 10-Q of registrant for the quarter Ended March 31, 2001.